UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number 001-38294

TORM plc

Office 105, 20 St Dunstan’s Hill, London, United Kingdom, EC3R 8HL

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release of TORM plc (the “Company”), dated March 16, 2023, announcing that the Company has entered into an agreement to purchase three 2013-built MR eco product tanker vessels.

Attached to this Report on Form 6-K as Exhibit 99.2 is a copy of the press release of the Company, dated March 16, 2023, announcing the Company’s commitment for refinancing of $433 million bank and leasing agreements with two new bank facilities and commitment for financing of additional second-hand vessels for up to $123 million.

Attached to this Report on Form 6-K as Exhibit 99.3 is a copy of the press release of the Company, dated March 16, 2023, announcing the Company’s results for the full-year 2022, dividend distribution for the fourth quarter of 2022 and financial outlook for 2023.

Attached to this Report on Form 6-K as Exhibit 99.4 is the notice of and complete proposals for the Company’s Annual General Meeting to be held at the Company’s offices at Suite 105, 20 St Dunstan’s Hill, London, EC3R 8HL, United Kingdom on April 13, 2023 at 12:00 noon (BST).

The information contained in Exhibit 99.1 and Exhibit 99.2, excluding the commentary of Kim Balle, attached to this Report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-261514) that was filed with the U.S. Securities and Exchange Commission effective December 22, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TORM PLC

Dated: March 16, 2023

	By:	/s/ Jacob Meldgaard
Jacob Meldgaard
Executive Director and Principal Executive Officer